

January 5, 2024

Gerald Haddock
Director
Silver Star Properties REIT, Inc.
2909 Hillcroft, Suite 420
Houston, TX 77057

> **Re: Silver Star Properties REIT, Inc.**
> **DEFA14A filed January 5, 2024**
> **File No. 001-41786**

Dear Gerald Haddock:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

DEFA14A filed January 5, 2024

General

1. The following statement in your letter appears to impugn the character, integrity and personal reputation of Allen Hartman and his daughter without adequate factual foundation (emphasis added):

   - You will be with us as we forge ahead, committed to *digging out of the hole that Hartman created* and creating future profits for all stockholders.
   - [Allen Hartman] is even using his inexperienced daughter, never having made a dime for any stockholder, to contact you and is still grooming her to take over your company if he regains control.

   Please do not make such statements without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent you are unable to provide adequate support, please revise these disclosures and refrain from including such statements in future soliciting materials.

2. We note your statement that "[e]nclosed is a previously circulated mailing summarizing the problems associated with Allen Hartman." Please revise to include such mailing or confirm such mailing has been previously filed as soliciting material under the cover of Schedule 14A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions